JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No 82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

02049246

Group Secretariat

30th July 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION RECEIVED AUG 07 2002 WASH. D.C. 164

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited

I enclose for your information a copy of a press announcement in respect of the 2002 interim results of Jardine Lloyd Thompson Group plc, an associate of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
AUG 30 2002
THOMSON FINANCIAL

Neil M McNamara
Group Corporate Secretary

Encl

Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

30th July 2002
For immediate release

Jardine Lloyd Thompson Group plc
Interim Results for the Six Months to 30th June 2002

The following press release was issued today by the Company's 32%-owned associate, Jardine Lloyd Thompson Group plc.

For further information please contact:

Golin/Harris Forrest
Megan Ross (852) 2501 7986

Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong

30th July 2002

JARDINE LLOYD THOMPSON GROUP plc
INTERIM RESULTS FOR THE SIX MONTHS TO 30th JUNE 2002

Jardine Lloyd Thompson Group plc today announces interim results for the six months ended 30th June 2002. These results reflect sustained strong new business development, organic growth across the Group and the continuing effects of hard insurance market conditions.

Financial Highlights (before exceptional items and goodwill amortisation):

- turnover up 12% to £194.2 million (2001: £173.3 million)
- trading profit up 32% to £39.5 million (2001: £29.9 million)
- profit before tax up 20% to £50.9 million (2001: £42.3 million)
- diluted earnings per share up 19% to 17.0p (2001: 14.3p *)
- interim dividend up 14% to 7.5p (net) per share, payable on 14th October 2002

* restated for effects of FRS 19

Operational Highlights

- Risk & Insurance Group increased its revenue by 16%, as JLT continues to win significant new business
- Employee Benefits Group made an encouraging start to the year with several long-term contracts recently secured.

Steve McGill, Chief Executive of Jardine Lloyd Thompson Group, commented:

"I am delighted to announce that Jardine Lloyd Thompson Group has built on the strong progress made throughout 2001 in the first six months of this year, once again achieving double digit growth in both revenue and profits.

Our Risk & Insurance Group produced an outstanding performance with JLT continuing to win significant new business. The insurance market remains extremely challenging and JLT is clearly benefiting from a flight to quality as clients turn to those firms that have the resources, depth and capability to deliver the most innovative insurance and reinsurance solutions.

In our Employee Benefits business, steady growth was achieved together with some significant new business wins, the full effects of which will impact our 2003 results. The rapidly evolving pensions environment should continue to produce exciting opportunities for JLT going forward."

Enquiries:

Steve McGill, Chief Executive George Stuart-Clarke, Finance Director	Jardine Lloyd Thompson Group	020 7528 4444
Rupert Younger Claire Bithell	Finsbury Group	020 7251 3801

FULL RELEASE FOLLOWS:

CHAIRMAN'S STATEMENT

Report to Shareholders

Results and Dividend

JLT's strategy of building our business in those areas where we are confident we are or can become the market leader continues to yield success and, following a year of very good growth in 2001, JLT has continued to see strong organic growth in the first half of the current year. For the six months to 30th June 2002, brokerage and fees have grown by 12% to £194.2 million, trading profit has grown by 32% to £39.5 million and profit before tax, exceptional items and goodwill amortisation by 20% to £50.9 million.

The Board has declared an interim dividend of 7.5p per share which will be paid on 14th October 2002 to shareholders on the register on 20th September 2002. This represents a 14% increase over last year's equivalent dividend and maintains JLT's track record of increasing the dividend at each reporting period since Lloyd Thompson went public in 1987.

The high levels of activity and new business opportunities seen in 2001 have continued for both Risk & Insurance and Employee Benefits for the period under review and the outlook continues to be very encouraging for the Group as a whole.

Operational Review

The 12% increase in Group turnover reflects sustained new business development and organic growth across the Group and, within Risk & Insurance, the continuing effects of hard market conditions.

The Group made a trading profit - turnover less expenses and excluding exceptional items and goodwill amortisation – of £39.5 million, representing an increase of 32 % over the equivalent period last year.

Risk & Insurance Group

The Risk & Insurance Group, which comprises JLT's worldwide insurance and reinsurance broking and local government activities, performed very strongly in the first half. Turnover for continuing operations grew by 16% to £156.2 million with a trading profit margin of 27%, increased from 25% in the comparable period of 2001.

The Group's success was due to JLT continuing to win new business, the effects of the hard market and continued control of costs. In addition to winning significant amounts of new business, the Risk & Insurance Group has an excellent client retention rate and we are very proud of the strong relationships we build with our clients.

In the current environment of greater risk and uncertainty, and against the background of a hard insurance market, clients are increasingly turning to quality intermediaries with strong relationships with underwriters, who can provide innovative solutions. With our niche expertise, global reach and reputation for quality and innovation, JLT is ideally placed to benefit from this flight to quality.

Within the Risk & Insurance Group, Risk Solutions again produced an outstanding result with turnover up 19% to £95.7 million. Excellent performances came from our Accident & Health, Cargo, Casualty, Construction, Energy, Financial & Professional Risk and Marine Reinsurance business units.

Agnew Higgins Pickering, the London based natural resource specialist, once again achieved record results as did our Bermuda operations, whilst our North American reinsurance businesses have seen good growth.

Our other Risk & Insurance operations in the UK, Asia, Brazil and Canada all produced good results, with an outstanding performance from Australasia, reflecting both the growth of its local government and corporate portfolio and the impact of rate increases.

We believe that the hard market will now continue beyond 2003. This, combined with a reduction in capacity, creates challenges for clients who continue to be faced with the prospect of purchasing less coverage, accepting lower limits and retaining a greater portion of their own risk in the form of higher retentions. In response, many clients are turning to the most innovative brokers to mitigate the effects of the hard market by restructuring insurance programmes to minimise cost increases and JLT has seen many new business opportunities as a result.

Employee Benefits Group

The Employee Benefits Group, which comprises JLT's pension administration, outsourcing, employee benefits, consultancy and US group marketing activities, made an encouraging start to the year. JLT has one of the UK's largest outsourced pensions administration businesses and this remains a growth area, particularly in the light of the current trend towards switching corporate pension schemes from defined benefit schemes to defined contribution schemes, which require more administration. Revenue in the six month period grew by 6% to £38.0 million.

In the UK, Corporate Healthcare and Pension Consulting have performed strongly. Administration Services had a very successful first half, winning a number of significant new contracts, the revenues for which will show through in the fourth quarter of the year and into 2003 and beyond.

Current trading has been encouraging and on 23rd July 2002, JLT announced its appointment by Prudential UK to provide a range of administration services to a portfolio of defined benefit pension scheme clients. The contract covers approximately 100,000 scheme members of blue-chip clients and includes the provision of services to the Prudential staff scheme, covering over 40,000 members.

The trading profit margin for the continuing operations of the Employee Benefits Group was 10%. In the UK, the FSA required the bulk of pensions mis-selling review work to be completed by 30th June. We committed considerable resources to meeting this deadline during the first six months of 2002 but nevertheless still achieved some good business successes. We expect the momentum to build for the second half of the year and into 2003 with stronger revenue growth and further improvements to the trading margin as the effects of the new contracts flow through.

Our Employee Benefit operations in the United States achieved revenue growth of 5% against a weaker economic background.

Exceptional Items

The exceptional credit of £3.9 million arises from the disposal of the Group's interests in Professional Affinity Group Services and other non-core activities.

Foreign Exchange and Interest Rate Exposures

The Group continues to be prudent in managing both foreign exchange and interest rate exposures. As at 30th June 2002 some 96% of 2002 US dollar revenue expected to arise in the UK has been hedged at an average rate of $1.47, while for 2003 70% has been hedged at $1.44.

For the six months to 30th June 2002 interest earnings fell by 17% due to the impact of lower interest rates offset in part by interest rate hedging and an increased level of funds invested. Significant interest rate hedges have been put in place to mitigate the impact of falling interest rates. For 2002 the Group has covered 60% of its estimated US dollar interest earnings at an average rate of 4.5% and 63% of estimated sterling interest earnings at 5.4%. For 2003 the comparable figures for US dollars are 53% at 4.2% and for sterling 40% at 5.2%.

Prospects

Trading conditions for the Group as a whole remain favourable and both the Risk & Insurance Group and Employee Benefits Group have made a good start to the second half of the year.

In the Risk & Insurance Group, we are confident that JLT will continue to win significant new business, as clients increasingly seek out the most innovative solutions to manage risk in this difficult market environment.

The new contracts won by the Employee Benefits Group in the first half and in the first few weeks of the current period are highly encouraging and we remain positive about the good growth prospects we see for this part of our business.

JLT's core strength remains its talented and highly respected workforce and the Group has a track record of delivering excellent financial performance, irrespective of market conditions. We are confident about JLT's trading prospects and that it will continue to deliver growth in 2002 and beyond.

Ken Carter

Chairman

30th July 2002

Jardine Lloyd Thompson Group plc
Consolidated Profit and Loss Account
Unaudited results for the six months ended 30th June 2002

	Notes	2002 £'000	Restated (see Note 2) 2001 £'000
TURNOVER	4	**194,223**	173,268
Investment income		**9,270**	11,175
Operating Revenue		**203,493**	184,443
Trading expenses (excluding goodwill amortisation and exceptional items)		**(154,669)**	(143,332)
Goodwill amortisation		**(1,600)**	(1,580)
Exceptional items	5	**-**	(1,231)
Operating Costs		**(156,269)**	(146,143)
Operating Profit		**47,224**	38,300
Share of operating profit in associates		**3,160**	2,466
Profit/(losses) on the sale or closure of operations - exceptional	6	**3,895**	(131)
Interest payable and similar charges	4	**(1,105)**	(1,285)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	4	**53,174**	39,350
Taxation on profit on ordinary activities	7	**(16,420)**	(13,369)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION		**36,754**	25,981
Minority interests		**(505)**	(465)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS		**36,249**	25,516
Dividends	8	**(14,891)**	(13,197)
RETAINED PROFIT FOR THE PERIOD		**21,358**	12,319

	2002	2001
Profit on ordinary activities before taxation	**53,174**	39,350
Exceptional items - operating	**-**	1,231
Exceptional items - (profits)/losses on the sale or closure of operations	**(3,895)**	131
Profit on ordinary activities before taxation and exceptional items	**49,279**	40,712
Goodwill amortisation	**1,600**	1,580
Profit on ordinary activities before taxation, exceptional items and goodwill amortisation	**50,879**	42,292

	Notes	2002	2001
DIVIDEND PER SHARE			
Interim	8	**7.5p**	6.6p
EARNINGS PER SHARE	10		
Basic		**18.8p**	13.4p
Diluted		**18.1p**	12.9p
Basic, excluding exceptional items		**16.8p**	14.0p
Diluted, excluding exceptional items		**16.2p**	13.5p
Basic, excluding exceptional items and goodwill amortisation		**17.6p**	14.8p
Diluted, excluding exceptional items and goodwill amortisation		**17.0p**	14.3p

Jardine Lloyd Thompson Group plc
Consolidated Balance Sheet
Unaudited as at 30th June 2002

	Notes	As at 30th June 2002 £'000	Restated (see Note 2) As at 30th June 2001 £'000	Restated (see Note 2) As at 31st Dec 2001 £'000
FIXED ASSETS				
Intangible assets		**52,911**	57,896	52,211
Tangible assets		**27,867**	21,461	24,518
Investments in associated undertakings		**6,432**	5,859	6,528
Other investments		**1,576**	1,490	1,505
Employee benefit trusts		**12,517**	10,272	10,742
		101,303	96,978	95,504
CURRENT ASSETS				
Debtors	3	**2,130,925**	2,265,657	1,981,896
Investments and deposits		**337,184**	329,272	316,032
Cash		**94,093**	81,572	91,477
		2,562,202	2,676,501	2,389,405
CREDITORS – amounts falling due within one year		**(2,443,586)**	(2,591,214)	(2,309,150)
NET CURRENT ASSETS		**118,616**	85,287	80,255
TOTAL ASSETS LESS CURRENT LIABILITIES		**219,919**	182,265	175,759
CREDITORS – amounts falling due after more than one year		**(10,716)**	(912)	(10,680)
PROVISIONS FOR LIABILITIES AND CHARGES	3	**(56,495)**	(49,988)	(35,681)
MINORITY INTERESTS		**(3,761)**	(2,464)	(3,441)
		148,947	128,901	125,957
CAPITAL AND RESERVES				
Called up share capital		**9,953**	9,831	9,884
Share premium account		**25,699**	17,918	19,803
Shares to be issued		**-**	10,373	-
Profit and loss account		**113,295**	90,779	96,270
SHAREHOLDERS' FUNDS		**148,947**	128,901	125,957

Jardine Lloyd Thompson Group plc
Statement of Total Recognised Gains and Losses
Unaudited for the six months ended 30th June 2002

	2002 £'000	Restated (see Note 2) 2001 £'000
PROFIT FOR THE PERIOD		
Group companies	**34,681**	24,399
Share of associates	**1,568**	1,117
	36,249	25,516
Currency translation differences on foreign currency net investments	**365**	599
TOTAL RECOGNISED GAINS RELATING TO THE PERIOD	**36,614**	26,115

Reconciliation of Movement in Shareholders' Funds
Unaudited for the six months ended 30th June 2002

	2002 £'000	Restated (see Note 2) 2001 £'000
PROFIT FOR THE PERIOD		
Group companies	**34,681**	24,399
Share of associates	**1,568**	1,117
	36,249	25,516
Dividends	**(14,891)**	(13,197)
Goodwill movements	**302**	-
Currency translation and other items	**365**	599
Contribution to QUEST (refer note 9 on page 13)	**(5,000)**	-
New shares issued	**5,965**	4,881
NET MOVEMENT IN SHAREHOLDERS' FUNDS	**22,990**	17,799
OPENING SHAREHOLDERS' FUNDS - as originally reported	**122,806**	104,756
Prior year adjustment (refer note 2 on page 10)	**3,151**	6,346
CLOSING SHAREHOLDERS' FUNDS	**148,947**	128,901

Jardine Lloyd Thompson Group plc
Consolidated Cashflow Statement
Unaudited for the six months ended 30th June 2002

	Notes	6 months to 30th June 2002 £'000	6 months to 30th June 2001 £'000
OPERATING ACTIVITIES			
Net cash inflow from operating activities	11	**35,124**	42,020
DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES			
Dividends received from associates		**791**	222
RETURNS ON INVESTMENT AND SERVICING OF FINANCE			
Interest received		**10,055**	10,860
Interest paid – bank loans		**(1)**	-
Interest paid – other loans and finance leases		**(227)**	(52)
Dividends paid to minority shareholders		**(8)**	(102)
TAXATION			
UK corporation tax paid		**(3,546)**	(4,861)
Overseas tax paid		**(2,805)**	(2,441)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT			
Purchase of tangible fixed assets		**(9,636)**	(4,412)
Sales of tangible fixed assets		**1,919**	1,163
ACQUISITIONS AND DISPOSALS			
Purchase of investments by Employee Benefit Trust		**(3,646)**	(3,908)
Purchase of subsidiary undertakings	11	**(2,317)**	(738)
Net cash acquired with subsidiaries	11	**155**	-
Disposal of businesses	11	**5,707**	163
Investment in associated undertakings		**-**	(82)
Purchase of fixed asset investments		**(8)**	(1,417)
Issue of shares to minority shareholders in subsidiary		**27**	-
EQUITY DIVIDENDS PAID			
Dividends paid		**(18,532)**	(16,633)
NET CASH INFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING		**13,052**	19,782
MANAGEMENT OF LIQUID RESOURCES			
Net cash flows into investments and deposits		**(21,152)**	(83,044)
FINANCING			
Issue of ordinary shares	9/11	**965**	4,881
Movement in debt	11	**(77)**	(121)
Decrease in cash (excluding insurance broking funds)		**(7,212)**	(58,502)
Increase in net insurance broking creditors	11	**9,940**	70,334
INCREASE IN CASH IN THE PERIOD	11	**2,728**	11,832

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2002

1. Basis of Accounting

The unaudited results for the six months ended 30th June 2002 have been prepared under the historical cost convention using the accounting policies adopted in respect of the year ended 31st December 2001 except as set out in note 2 below.

The financial information for the year ended 31st December 2001 relating to the Group set out above has been extracted from the audited accounts of the Company for that period. Such financial information does not constitute statutory accounts for the Company for that period within the meaning of section 240 of the Companies Act 1985. Consolidated statutory accounts for the Company for that period, upon which the auditors have given an unqualified report and which did not contain any statement under section 237 of the Act, have been delivered to the Registrar of Companies.

2. Restatement of comparatives

In accordance with the requirements of Financial Reporting Standard 19 (FRS19), (Deferred Tax) the Group now fully provides for deferred tax assets and deferred tax liabilities.

The comparative figures for the period ended 30th June 2001 and the year ended 31st December 2001 have been restated to reflect the creation of these deferred tax assets and liabilities, together with the respective movement during the comparative periods.

The effect of restating the financial comparative information in respect of FRS 19 is summarised below.

	Taxation £'000	Profit attributable to shareholders £'000	Debtors £'000	Provisions for liabilities and charges £'000	Shareholders' funds £'000
Year ended 31st December 2001					
As previously reported			1,977,614	(34,550)	122,806
Effect of adopting FRS19			4,282	(1,131)	3,151
As restated			1,981,896	(35,681)	125,957
Six months ended 30th June 2001					
As previously reported	(12,225)	26,660	2,259,154	(48,839)	123,547
Effect of adopting FRS19	(1,144)	(1,144)	6,503	(1,149)	5,354
As restated	(13,369)	25,516	2,265,657	(49,988)	128,901
Six months ended 30th June 2002					
Without adopting FRS19	(16,366)	36,303	2,126,901	(55,405)	146,013
Effect of adopting FRS19	(54)	(54)	4,024	(1,090)	2,934
As reported	(16,420)	36,249	2,130,925	(56,495)	148,947

2. *Restatement of comparatives cont'd*

	Earnings per share (pence)					
	Basic	*Diluted*	Basic, excluding exceptional items	Diluted, excluding exceptional items	Basic, excluding exceptional items and goodwill amortisation	Diluted, excluding exceptional items and goodwill amortisation
Six months ended 30th June 2001						
As previously reported	14.0	13.5	14.5	14.0	15.4	14.8
Effect of adopting FRS19	(0.6)	(0.6)	(0.5)	(0.5)	(0.6)	(0.5)
As restated	13.4	12.9	14.0	13.5	14.8	14.3
Six months ended 30th June 2002						
Without adopting FRS19	18.8	18.1	16.8	16.2	17.6	17.0
Effect of adopting FRS19	-	-	-	-	-	-
As reported	18.8	18.1	16.8	16.2	17.6	17.0

3. Provisions for liabilities and charges

In accordance with Financial Reporting Standard 12 (FRS12) the Group records provisions gross of any related third party recovery; any such recovery being included within Debtors. At 30th June 2002, in connection with certain litigation matters, the Group's litigation provisions include an amount of £27.8 million to reflect this gross basis and the corresponding insurance recovery has been included within Debtors.

This presentation has had no effect on the Profit and Loss account for the 6 months ended 30th June 2002.

4. Segmental information

Turnover
Geographical analysis by location of operation

	6 months to 30th June 2002 £'000	6 months to 30th June 2001 £'000
Europe (including UK)	**126,582**	113,216
Asia Pacific	**36,040**	30,412
Americas	**31,601**	29,640
	194,223	173,268

Profit on Ordinary Activities before Taxation	**Group Companies 2002 £'000**	**Associates 2002 £'000**	**Exceptional Items 2002 £'000**	**6 months to 30th June 2002 £'000**	6 months to 30th June 2001 £'000
Europe (including UK)	**33,102**	**2,906**	**3,990**	**39,998**	31,631
Asia Pacific	**10,253**	**254**	**-**	**10,507**	8,060
Americas	**3,869**	**-**	**(95)**	**3,774**	944
	47,224	**3,160**	**3,895**	**54,279**	40,635
Interest payable and similar charges	**(588)**	**(517)**	**-**	**(1,105)**	(1,285)
	46,636	**2,643**	**3,895**	**53,174**	39,350

Interest payable and similar charges includes £322,000 (2001: £488,000) in respect of the unwinding of provision discounting.

5. Exceptional Items

	6 months to 30th June 2002 £'000	6 months to 30th June 2001 £'000
Acquisition integration and reorganisation costs	-	(1,231)
	-	(1,231)

6. Profits/(losses) on the sale or closure of operations – exceptional

	6 months to 30th June 2002 £'000	6 months to 30th June 2001 £'000
Sale of Professional Affinity Group Services Limited	**3,490**	-
Sale of investment in TDF Credit Insurance Limited	**500**	-
Sale of JLT Insurance Services Company	**207**	-
Sale of Jardine Insurance Services (Chile) Ltd	**(302)**	-
Sale of Flood Underwriters of the Southeast, Inc.	-	(156)
Sale of NIB Investments West Africa	-	25
	3,895	(131)

During the current and prior year the Group has sold or closed a number of operations. The resulting profits and losses from these transactions have been treated as exceptional items.

7. Taxation on profit on ordinary activities

	6 months to 30th June 2002 £'000	6 months to 30th June 2001 £'000
UK Corporation Tax		
Current tax on income for the period	**10,891**	8,717
Deferred Taxation	**121**	610
Foreign Tax		
Current tax on income for the period	**4,403**	2,520
Deferred Taxation	**(67)**	534
Tax on share of operating profit in Associates		
Current tax on income for the period	**1,043**	951
Deferred Taxation	**29**	37
	16,420	13,369
Taxation on profits before exceptional items	**16,331**	13,624
Taxation on exceptional items	**89**	(255)
	16,420	13,369

8. Dividend

The interim dividend of 7.5p per share (2001: 6.6p) is payable on 14th October 2002 to shareholders who are registered at the close of business on 20th September 2002. The provisional ex-dividend date will be 18th September 2002.

9. Qualifying Employee Share Ownership Trust

During the period, 839,630 ordinary shares were subscribed for by the Jardine Lloyd Thompson Group plc Qualifying Employee Share Ownership Trust (the "QUEST") at a market value of £5.0m. These shares are to be allocated to employees in satisfaction of options that may be exercised under the Jardine Lloyd Thompson Sharesave Schemes. The company has provided £5.0m to the QUEST for this purpose. The cost of this contribution has been transferred by the Company directly to the profit and loss account reserve.

10. Earnings per Share

i) Basic earnings per share are calculated by dividing the profit after taxation and minority interests by the weighted average number of shares in issue.

ii) Diluted earnings per share are calculated by dividing the profit after taxation and minority interests by the adjusted weighted average number of shares in issue.

iii) Basic earnings per share, excluding exceptional items are calculated by dividing the adjusted profit excluding exceptional items by the weighted average number of shares in issue.

iv) Diluted earnings per share, excluding exceptional items are calculated by dividing the adjusted profit excluding exceptional items by the adjusted weighted average number of shares in issue.

v) Basic earnings per share, excluding exceptional items and goodwill amortisation are calculated by dividing the adjusted profit excluding exceptional items and goodwill amortisation by the weighted average number of shares in issue.

vi) Diluted earnings per share, excluding exceptional items and goodwill amortisation are calculated by dividing the adjusted profit excluding exceptional items and goodwill amortisation by the adjusted weighted average number of shares in issue.

The weighted average number of shares in issue has been calculated after excluding the Group's share of SIACI's interest in the share capital of Jardine Lloyd Thompson Group plc together with the shares held by the Trustees of the Employees' Share Ownership Plan Trust in respect of the Jardine Lloyd Thompson Group Restricted Share Scheme and shares held by the Group's Qualifying Employee Share Ownership Trust.

As explained in note 2, the comparative financial information has been restated in respect of FRS 19.

	6 months to 30th June 2002 No of shares	6 months to 30th June 2001 No of shares
Weighted average number of shares in issue	**193,496,002**	191,015,477
Effect of outstanding share options	**7,271,959**	6,926,036
Adjusted weighted average number of shares	**200,767,961**	197,941,513

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2002

10. Earnings per Share cont'd

Earnings reconciliation	**6 months to 30th June 2002 £'000**	**Basic pence per share**	**Diluted pence per share**	Restated 6 months to 30th June 2001 £'000	Basic pence per share	Diluted pence per share
Profit after taxation and minority interests	**36,249**	**18.8**	**18.1**	25,516	13.4	12.9
Exceptional items	**-**			1,231		
(Profits)/losses on sale or closure of operations – exceptional	**(3,895)**			131		
Taxation charge/(credit) on exceptional items	**89**			(255)		
	(3,806)	**(2.0)**	**(1.9)**	1,107	0.6	0.6
Adjusted profit excluding exceptional items	**32,443**	**16.8**	**16.2**	26,623	14.0	13.5
Goodwill amortisation	**1,600**	**0.8**	**0.8**	1,580	0.8	0.8
Adjusted profit excluding exceptional items and goodwill amortisation	**34,043**	**17.6**	**17.0**	28,203	14.8	14.3

11. Notes to the Consolidated Cashflow Statement

(a) Net Cash inflow from operating activities

	6 months to 30th June 2002 £'000	6 months to 30th June 2001 £'000
Reconciliation of profit on ordinary activities before taxation to net cash inflow/outflow from operating activities		
Profit on ordinary activities before taxation	**53,174**	39,350
Investment income receivable	**(9,270)**	(11,175)
Interest payable on bank loans	**1**	-
Interest payable on other loans and finance leases	**266**	111
Unwinding of provision discounting	**322**	488
Depreciation	**4,384**	3,667
ESOP amortisation	**1,870**	1,469
Goodwill amortisation	**1,600**	1,580
Profit on sale of tangible fixed assets	**(155)**	(646)
Share of results of associated undertakings	**(2,643)**	(1,780)
Exceptional items	**-**	1,231
(Profits)/losses on the sale or closure of operations – exceptional	**(3,895)**	131
(Increase)/decrease in debtors excluding insurance broking balances	**(21,112)**	11,631
Decrease in creditors excluding insurance broking balances	**(10,033)**	(1,092)
Increase/(decrease) in provisions for liabilities and charges	**20,615**	(2,945)
Net cashflow from operating activities (excluding insurance broking funds)	**35,124**	42,020

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2002

11. Notes to the Consolidated Cashflow Statement cont'd

(b) Analysis of changes in financing during period

	Share capital including premium £'000	Loans and Finance lease obligations £'000
Balance at 1st January 2002	**29,687**	17,119
Cashflows from financing	**5,965**	(77)
Exchange	-	59
Balance at 30th June 2002	**35,652**	17,101

(c) Analysis of net funds

	At 1st Jan 2002 £'000	Cashflow £'000	Acquisitions/ Disposals £'000	Exchange Movements £'000	At 30th June 2002 £'000
Cash	91,477	2,573	155	(112)	94,093
Investments & deposits	316,032	21,152	-	-	337,184
Loan Notes	(5,864)	-	-	-	(5,864)
Finance Leases	(1,203)	77	-	(56)	(1,182)
Debts due within one year	(52)	-	-	(3)	(55)
Loan notes due after one year	(10,000)	-	-	-	(10,000)
	390,390	23,802	155	(171)	414,176

(d) Acquisition

During the period a number of additional investments in existing businesses were completed.

	Cost £'000
Additional investments in existing businesses	**2,317**
	2,317

11. Notes to the Consolidated Cashflow Statement cont'd

(d) Acquisition

Assets and liabilities of businesses acquired - summary

	6 months to 30th June 2002 £'000	6 months to 30th June 2001 £'000
Tangible fixed assets	(10)	-
Debtors	-	216
Cash at bank	155	-
Creditors	(31)	(3)
Taxation	(124)	(31)
Minority interests	216	-
	206	182
Goodwill	2,111	556
Cost of acquisition	2,317	738

All costs of acquisition were satisfied by cash payments and all assets and liabilities are stated at their fair value, no adjustment has been made to their book value.

(e). Disposals

	Net proceeds £'000
During the period the following disposals were completed	
Professional Affinity Group Services Limited (PAGS)	**5,000**
Other small businesses none of which were individually significant	**707**
	5,707

Assets and liabilities of businesses sold	PAGS £'000	Other £'000	2002 £'000	2001 £'000
Investment in associate	1,150	-	1,150	4
Creditors	360	-	360	-
Taxation	-	-	-	290
	1,510	-	1,510	294
Gain/(loss) on disposal	3,490	405	3,895	(131)
	5,000	405	5,405	163
Goodwill previously written off	-	302	302	-
Proceeds	5,000	707	5,707	163

All proceeds were satisfied by a cash consideration.

12. The interim report will be posted to shareholders by 6th August 2002 and will be available to the public upon request to the Company Secretary at 6 Crutched Friars, London EC3N 2PH